Exhibit 12

CHESAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(dollars in 000’s)

	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006	Three Months Ended March 31, 2007
EARNINGS:
Income before income taxes and cumulative effect of accounting change	$67,140	$500,952	$804,926	$1,493,393	$3,255,359	$416,112
Interest expense (a)	111,280	147,817	161,990	221,385	298,894	80,316
(Gain)/loss on investment in equity investees in excess of distributed earnings	—	409	(606)	766	(3,420)	(1,163)
Amortization of capitalized interest	1,804	2,519	4,620	9,702	18,931	7,216
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	4,962	4,254	5,728	9,036	13,049	3,880

Earnings	$185,186	$655,951	$976,658	$1,734,282	$3,582,813	$506,361

FIXED CHARGES:
Interest expense	$111,280	$147,817	$161,990	$221,385	$298,894	$80,316
Capitalized interest	4,976	13,041	36,240	78,959	179,129	63,623
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	4,962	4,254	5,728	9,037	13,049	3,880

Fixed Charges	$121,218	$165,112	$203,958	$309,381	$491,072	$147,819

Preferred Stock Dividends

Preferred Dividend Requirements	$10,117	$22,469	$39,506	$41,813	$88,645	$25,836
Ratio of income before provision for taxes to net income (c)	1.67	1.61	1.56	1.57	1.62	1.61

Subtotal – Preferred Dividends	$16,861	$36,240	$61,629	$65,646	$143,605	$41,596

Combined Fixed Charges and Preferred Dividends	$138,079	$201,352	$265,587	$375,027	$634,677	$189,415

Ratio of Earnings to Fixed Charges	1.5	4.0	4.8	5.6	7.3	3.4
Insufficient coverage	$—	$—	$—	$—	$—	$—

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.3	3.3	3.7	4.6	5.6	2.7
Insufficient coverage	$—	$—	$—	$—	$—	$—

(a)	Excludes the effect on unrealized gains or losses on interest rate derivatives.
(b)	Amortization of bond discount is excluded since it is included in interest expense.
(c)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.